

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 19, 2016

<u>Via E-mail</u>
R. Nicholas Singh
Chief Legal Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

Re: **Annaly Capital Management, Inc.**
        Registration Statement on Form S-4
        Filed May 5, 2016
        And Documents Incorporated by Reference
        File No. 333-211140

        Schedule TO-T
        Filed May 5, 2016 by Annaly Capital Management, Inc.
        File No: 5-83995

Dear Mr. Singh:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

<u>Selected Historical Consolidated Financial Data of Annaly, page 18</u>

<u>Selected Historical Consolidated Financial Date of Hatteras, page 20</u>

1.   Please tell us why the ratio of earnings to fixed charges presented for Annaly do not agree to the ratio of earnings to fixed charges included in Exhibit 12.1 of Regulation S-K filed with Annaly's Form 10-K for the fiscal year ended December 31, 2015.

2.   Please revise to file Exhibit 12 of Regulation S-K for Annaly and Hatteras for all periods presented, including the fiscal quarter ended March 31, 2016.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 23

3.   Please revise here or elsewhere, as appropriate, to present the pro forma ratio of earnings to fixed charges in the format prescribed by Exhibit 12 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page 107

Note 2. Accounting Policies, page 112

4.   We note your disclosure that you are in the process of evaluating the accounting policies of Annaly and Hatteras. Please tell us whether you expect to complete your review and include any material pro forma adjustments in your pro forma financial statements prior to effectiveness.

Note 4. Pro Forma Adjustments, page 115

5.   Please revise the footnotes to pro forma transaction adjustments (c), (e), (f) and (h) to the pro balance sheet at March 31, 2016 to present disaggregated information that sets forth how the amounts of the adjustments were calculated. Your revisions should present the requested information in a self-balancing format that reconciles historical amounts to pro forma amounts and that disaggregates the components of each adjustment. Please similarly revise pro forma transaction adjustments (a) and (b) to the statements of earnings for the periods ended March 31, 2016 and December 31, 2015.

Exhibit Index, page II-6

6.   Please file all outstanding exhibits, including the legality and tax opinions, in a timely manner so that we may have time to review them.

Exhibit 99.1 to Form S-4 | Consent of Goldman, Sachs & Co.

7.   The consent indicates that Goldman Sachs & Co. has restricted the use of its Opinion Letter, and has authorized a consent limited to references "solely in connection with the filing of the Registration Statement." The consent expressly prohibits the use, circulation, quote, or reference to the Opinion Letter, or filing thereof, in any "proxy statement or other document except in accordance with [its] prior written consent." Please revise to affirmatively indicate, if true, that Goldman Sachs has consented to the inclusion of its Opinion as part of Exhibit No. (a)(4) to the Schedule TO, or advise.

8.   We noticed that Goldman Sachs & Co. represents that it does not "admit that [it] come[s] within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder." Please advise us of the legal basis supporting this representation.

Exhibit 99.2 to Form S-4 | Letter of Election and Transmittal

9.   Annaly discloses, in capitalized text at page six, that its interpretation of the offer terms and conditions and associated instructions will be final and binding 'to the fullest extent permitted by law." In addition, Annaly communicates that determinations regarding validity, form and eligibility (including timely receipt of tenders) will be made in its "sole discretion" and similarly will be "final and binding to the fullest extent permitted by law." Please revise the language Annaly has emphasized through the use of capitalized text to make clear that holders of Hatteras Common Stock may challenge Annaly's determinations in a court of competent jurisdiction.

Form 10-K for the Fiscal Year Ended December 31, 2015

Risk Factors

Risks Related to Credit Assets, page 20

10.   Noting your disclosure on page 23 that you may be required to repurchase commercial or residential mortgage loans or otherwise indemnify the investors, please tell us and consider the need to revise future filings to address the following:

- Whether or not you have been required to make repurchases or indemnify investors and, if so, the related amounts in each period and how your recorded them, and

- Your total exposure to potential repurchases.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 52

11.   Please explain to us in greater detail why it is necessary to eliminate premium amortization cost (benefit) related to constant prepayment rates in order to normalize core earnings and interest income. In your response, explain to us how this information provides useful information to investors regarding your financial condition and results of operations. Reference is made to Item 10(e) of Regulation S-K.

Notes to the Consolidated Financial Statements

Note 3. Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

12.   We note that the company has elected the retrospective method for recognizing interest income on all Residential Investment Securities classified as available for sale for which it has not elected the fair value option. Please tell us and consider the need to revise future filings to discuss the practical application of this policy, why it is appropriate under your circumstances, the amount of and specific nature of the Residential Investment Securities to which it is applied and the amount of revenue recognized under this policy.

Note 4. Residential Investment Securities, page F-16

13.   Please tell us what consideration you gave, if any, to structuring your revenue recognition policies for your residential investment securities to more closely mirror the categories and characterizations of them that you present in this footnote. For instance, we are not able to locate any specific references to many of the residential credit instruments disclosed in this footnote in your revenue recognition policy disclosures.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 20

14.   We note your disclosure in this section indicating that no specific portion of the management fee is allocated to the compensation of your executive officers, and that your Manager has sole discretion to determine the compensation it pays to its employees, including your executive officers. We further note that it appears that your Manager does not currently manage other entities. Please provide us your analysis as to how you determined that the compensation paid by your Manager to your executive officers does not require disclosure pursuant to Item 402 of Regulation S-K. We note that Item 402(a)(2) requires disclosure of "all . . . compensation awarded to, earned by, or paid to [NEOs and directors] by any person for all services rendered in all capacities to the registrant and its subsidiaries," and further states: "[a]ll such compensation shall be reported pursuant to this Item, . . . including transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director."

R. Nicholas Singh
Annaly Capital Management, Inc.
May 19, 2016
Page 5

Schedule TO-T

Instruction K. (1) of Schedule TO

15.   The above-captioned instruction defines the term "offeror" to mean any person who
        makes a tender offer or on whose behalf a tender offer is made. At present, use of the
        singular term "Offeror" implies that only person is making the tender offer and is
        accordingly responsible for the disclosures and prompt payment for securities tendered.
        Please revise the cover page of Schedule TO and the Offer to Exchange to remove any
        implication that Annaly is not an offeror within the meaning of this instruction or the
        tender offer.

Item 4 of Schedule TO

16.   Please advise of the legal basis upon which Annaly concluded that offering three
        different choices for consideration satisfies its obligation to disclose the "type and
        amount of consideration." At present, at least two different types of consideration have
        been offered that could represent up to three different amounts. See Item 1004(a)(1)(ii)
        of Schedule TO, Item 4 of Form S-4, and Paragraph 16 of Schedule A.

17.   Advise of the legal basis upon which Annaly concluded that it will be able to determine
        that will be paying the "highest consideration" to any security holder who tenders when
        security holders have a choice among three different selections for consideration. See
        Rule 14d-10(a)(2).

18.   We noticed the disclosure that Hatteras security holders who make the all-cash election
        or the all-stock election will be subject to proration so that approximately 65.0% of the
        aggregate consideration in the offer will be paid in shares of Annaly common stock and
        approximately 35.0% of the aggregate consideration in the offer will be paid in cash.
        Rule 14e-1(b), by its terms, applies to and regulates increases or decreases in the amount
        of consideration and requires that at least ten business days remain in the tender offer
        following notice of such change. Given that Hatteras common stockholders may not
        receive all consideration in the form elected, and not become aware of such change
        unless and until the proration mechanism is activated, it appears as though the
        consideration offered is susceptible to increase or decrease at or following offer
        expiration. Advise us of the legal basis upon which Annaly relied to conclude that its
        potential institution of a proration procedure was not inconsistent with Rule 14e-1(b).

19.   The disclosure indicates that Annaly will, "as soon as practicable following the expiration
        date," accept for exchange, and will exchange, all shares of Hatteras common stock
        validly tendered and not validly withdrawn prior to the expiration date. Annaly's legal
        obligation, however, is to pay for or return the tendered shares promptly after offer
        expiration. Please revise this disclosure to conform to the legal standard enunciated in
        Rule 14e-1(c).

20.   We noticed the assertion that the listed offer conditions may be asserted by the bidders regardless of the circumstances giving rise to such condition. Revise to remove the implication that the Offer may be terminated based on actions or inactions completely within the control of bidders.

21.   We noticed the "final and binding" language characterizing decisions made by the bidders with respect to the validity of any notice a withdrawal right. Notwithstanding the qualification that such determinations are final and binding "to the fullest extent permitted by law," please revise to disclose that security holders may challenge the Offerors' determinations in a court of competent jurisdiction.

Item 7 of Schedule TO | Source and Amount of Funds

22.   Please revise to disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If there are no such arrangements, please revise to so state. Refer to Item 1007(b) of Regulation M-A.

Item 10 of Schedule TO | Selected Historical Financial Data of Annaly

23.   Item 10(a) of Schedule TO incorporates by reference financial information included under the above-captioned heading in the Form S-4 and a related reference to "Where to Obtain More Information." Instruction 6 to Item 10 of Schedule TO, however, requires that a summary of such financial information must be published in the offering document and provided in accordance with Item 1010(c) of Regulation M-A to the extent so incorporated. The summary disclosures under the above heading appear incomplete for this purpose. Please revise to provide complete summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 10 of Schedule TO. For example, balance sheet information requested under Item 1-02(bb)(1) of Regulation S-X must be expressly disclosed. For more guidance, see Division of Corporation Finance Interpretation I.H.7, accessible via the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

R. Nicholas Singh
Annaly Capital Management, Inc.
May 19, 2016
Page 7

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Robert Telewicz, Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Panos, Senior Special Counsel in the Office of Mergers and Acquisitions, at 202-551-3266, Sandra B. Hunter, Staff Attorney, at 202-551-3758, or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Adam O. Emmerich, Esq.
        Ronald C. Chen, Esq.
        Wachtell, Lipton, Rosen & Katz
        Via E-mail